LifeQuest World Corp.

100 Challenger Road, 8th Floor Ridgefield Park, NJ 07660

January 6, 2025

Division of Corporation Finance Office of Life Sciences

United States Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	Lifequest World Corp.
Request for Withdrawal of Regulation A Offering Statement on Form 1-A-W
File No. 024-12405

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, LifeQuest World Corp., a Minnestoa corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-12405), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) March 5, 2024.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue an offering under Regulation A at this time. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Lifequest World Corp.

/s/Max Khan
Name: Max Khan
Title: Chief Executive Officer and Director